As filed with the Securities and Exchange Commission on December 15, 2003
                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                                   ----------

                             DNAPRINT GENOMICS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                Utah                                       59-2780520
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)


                                   ----------

                               900 Cocoanut Avenue
                               Sarasota, FL 34236
                                 (941) 366-3400 (Address, Including Zip Code,
               and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)


                                   ----------

                                 Richard Gabriel
                          Chief Executive and President
                               900 Cocoanut Avenue
                               Sarasota, FL 34236
                                 (941) 366-3400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)


                                 WITH COPIES TO:
                             Darrin M. Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                             1065 Avenue of Americas
                            New York, New York 10018
                                 (212) 930-9700

        Approximate date of commencement of proposed sale to the public:
        From time to time, at the discretion of the selling shareholders after the effective date of this registration statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE

======================================== =============== =================== ===================== =====================
                                                              Proposed             Proposed
 Title of Each Class of Securities to     Amount to be    Maximum Offering    Maximum Aggregate         Amount of
             be Registered              Registered (1)   Price per Unit(2)    Offering Price(1)      Registration Fee
---------------------------------------- --------------- ------------------- --------------------- ---------------------
Common Stock, $0.01 par value            573,235,294(3)        $ 0.045           $25,795,588.23          $ 2,086.86
---------------------------------------- --------------- ------------------- --------------------- ---------------------
Common Stock, $0.01 par value              7,500,000(4)        $ 0.045              $337,500.00              $27.30
---------------------------------------- --------------- ------------------- --------------------- ---------------------
   TOTAL                                 580,735,294                             $26,133,088.24          $ 2,114.17
======================================== =============== =================== ===================== =====================

(1) Includes shares of our common stock, par value $0.01 per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of convertible debentures and the exercise of warrants by the selling stockholder. We are also registering such additional shares of common stock as may be issued as a result of the anti-dilution provisions contained in such securities. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated 200% of the number of shares of our common stock issuable upon conversion of the debentures. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on December 12, 2003.

(3) Includes 200% of the shares underlying convertible debentures.

(4) Includes shares underlying warrants.

                             ----------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

         THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 15, 2003

PROSPECTUS

                             DNAPrint genomics, Inc.

                       580,735,294 Shares of Common Stock


         This prospectus relates to the resale by the selling stockholder of 580,735,294 shares of our common stock, based on current market prices. Of these shares, 7,500,000 shares are issuable upon the exercise of warrants and 573,235,294 shares are issuable upon the conversion of debentures held by the selling stockholder. The selling stockholder may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholder is an underwriter of the shares of common stock, which it is offering.

         We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholder. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 7,500,000 shares from us at an exercise price of $1.00 per share. If all warrants held by the selling stockholder are exercised, we will receive $7,500,000 in proceeds. We will not receive any proceeds upon conversion of the debentures.

         Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "DNAP." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on December 12, 2003, was $0.05.

         Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment.

                     See "Risk Factors" beginning on page 4.

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December __, 2003.

         The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by DNAPrint genomics, Inc., with the Securities and Exchange Commission. The Selling Stockholder may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


Where You Can Find More Information........................................  1

Forward-Looking Statements.................................................  2

Prospectus Summary.........................................................  3

Risk Factors...............................................................  4

Use of Proceeds............................................................  8

The Securities Purchase Agreement..........................................  8

Selling Stockholder........................................................ 10

Plan of Distribution....................................................... 11

Description of Capital Stock............................................... 12

Legal Matters.............................................................. 12

Experts.................................................................... 12

Change in Accountants...................................................... 12

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

         We incorporate by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

         o Our annual report on Form 10-KSB for the year ended December 31, 2002; and

         o Our quarterly report on Form 10-QSB for the quarter ended September 30, 2003.

         o        Our current reports of Form 8-K for the past fiscal year.

         A copy of our above-mentioned Form 10-KSB and Form 10-QSB are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

         DNAPrint genomics, Inc.
         900 Cocoanut Avenue
         Sarasota, Florida 34236
         Attention:  Chief Financial Officer
         (941) 366-3400

         You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

         In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

          Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

         We have developed and patented solutions, bioinformatics software and vast, genome-wide maps necessary for deciphering complex genetic traits. The combination of these elements creates a genomics discovery "machine" which we have titled ADMIXMAP. DNAPrint has used this machine to discover, develop and validate four unique genetic testing products. Management believes that these products constitute the world's first complex genomics classification products with the sensitivity and predictive power necessary for widespread use in the clinical, forensic, and consumer markets.

         We have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2002 and 2001, we had a net loss of ($3,113,624) and ($2,593,906), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

         Our principal executive offices are located at 900 Cocoanut Avenue, Sarasota, FL 34236 and our telephone number is (941) 366-3400. We are incorporated in the State of Utah.


                                  The Offering

Common stock offered by selling stockholder ...........................  Up to 580,735,294 shares, based on current
(includes 200% of the shares underlying                                  market prices and assuming full conversion of
convertible debentures and 100%                                          of the convertible debenture
the shares underlying the warrants)                                      and  the  full  exercise  of the warrants.
                                                                         This number represents 52.73% of  our current
                                                                         outstanding stock.

Common stock to be outstanding after the offering....................... Up to 1,101,329,208 shares

Use of proceeds......................................................... We will not receive any  proceeds  from the sale of the common stock.

Over-The-Counter Bulletin Board Symbol.................................. DNAP

         The above information regarding common stock to be outstanding after the offering is based on 520,593,914 shares of common stock outstanding as of December 12, 2003 and assumes the subsequent conversion of our issued convertible debentures, with interest, and exercise of warrants by our selling stockholder.

                                  RISK FACTORS

         If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

              Risks Related to Our Financial Condition and Business

We may never become profitable and continue as a going concern because we have had losses since our inception.

         We may never become profitable and continue as a going concern because we have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2002 and 2001, we had a net loss of ($3,113,624) and ($2,593,906), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing. If such financing is available you may experience significant additional dilution.

Our independent auditors have expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

         In their report dated April 11, 2003, our independent auditors have expressed doubt about our ability to continue as a going concern in our financial statements for the year ended December 31, 2002 and 2001. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations, a stockholders' deficit, and requirement for a significant amount of capital financing to proceed with our business plan. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. The going concern qualification in the auditor's report increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

We may have to curtail our business if we cannot find adequate funding.

         We currently have no legally binding commitments with any third parties to obtain any material amount of additional equity or debt financing. We need immediate funds and may not be able to obtain any additional financing in the amounts or at the times that we may require the financing or, if we do obtain any financing, that it would be on acceptable terms because of the following:

         -        we have no assets to pledge as security for the loan

         -        we are in poor financial condition

         -        we maybe viewed as a high market risk

         As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. Our failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of our development, expansion and expenditures, which could harm our business and the value of our common stock.

Our business operations will be harmed if we are unable to obtain additional funding.

         Our business operations will be harmed if we are unable to obtain additional funding. We believe that our available short-term assets and investment income will be sufficient to meet our operating expenses and capital expenditures through the end of fiscal year 2003. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain opportunities for the provision of our technology and products.

Uncertainty of Patent Protection and Proprietary Information

         To the extent possible, DNAPrintTM anticipates filing patent applications for protection on future products that it develops. It cannot assure that patents applied for will be issued, that any current or future patents will afford DNAPrintTM commercially significant protection of its products or that DNAPrintTM will have adequate resources to enforce its patents. Inasmuch as DNAPrintTM intends to sell its products in foreign markets, it also intends to seek foreign patent protection for its products and technologies. The patent laws of other countries may differ from those of the United States as to patentability of our products and technologies, and the degree of protection afforded. Other companies may develop similar or equivalent products and may obtain patent or similar rights prior to its obtaining protection. DNAPrintTM cannot assure that its products do not and will not infringe on the patents of others, nor can it assure that it will have the financial or other resources necessary to successfully defend a claim of violation of proprietary rights. DNAPrintTM also relies on confidentiality and nondisclosure arrangements with its employees and entities it does business with. It cannot assure that these agreements will provide it meaningful protection.

                Risks Relating To Our Current Financing Agreement

The continuously adjustable conversion price feature of our convertible debenture could require us to issue a substantially greater number of shares to the selling stockholder, which will cause dilution to our existing stockholders.

         Our obligation to issue shares upon conversion of our convertible securities is essentially limitless.

         The following is an example of the amount of shares of our common stock that is issuable to the selling stockholder, upon conversion of our convertible debenture, based on market prices 25%, 50% and 75% below our market price on December 12, 2003 of $0.05.

% Below
Outstanding         Price Per                  With Discount            #of Shares                          %
Market                 Share                     at 20%                  Issuable                         Stock
------                 -----                     ------                  --------                         -----
25%                   $0.0375                    $0.030                 259,166,667                       33.87%
50%                   $0.025                     $0.020*                392,500,000                        43.5%
75%                   $0.0125                    $0.01*                 792,500,000                       60.58%


* If the conversion price of the debenture is below $0.025, we have the option of repurchasing the debenture at 110% of the principal.

         The issuance of shares upon conversion of the convertible debentures and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholder may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholder may not convert its convertible note and/or exercise their warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholder from converting and/or exercising some of their holdings, selling our common stock issued in such conversion and/or exercise, and then converting more of their holdings. In this way, the selling stockholder could sell more than 4.99% of our outstanding common stock while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

The  continuously   adjustable  conversion  price  feature  of  our  convertible debentures may encourage investors to make short sales in our common stock, which could have a depressive effect on the price of our common stock.

         The convertible debentures are convertible into shares of our common stock at a 20% discount to the trading price of the common stock prior to the conversion. The significant downward pressure on the price of the common stock as the selling stockholder converts and sells material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The selling stockholder is prohibited from engaging in short sales. In addition, not only the sale of shares issued upon conversion or exercise of debentures, warrants and options, but also the mere perception that these sales could occur, may lower the market price of the common stock.

                       Risks Relating To Our Common Stock

The market price of our common stock may decline because there are a large number of shares underlying our convertible debentures, and warrants that may be available for future sale and the sale of these shares may depress the market price.

         The market price of our common stock may decline because there are a large number of shares underlying our convertible debentures, and warrants that may be available for future sale, and the sale of these shares may depress the market price. As of December 3, we had 520,593,914 shares of common stock issued and outstanding and convertible debentures outstanding that may be converted into an estimated 286,617,647 shares of common stock at current market prices, and outstanding options and warrants to purchase up to 7,500,000 shares of common stock. In addition, the number of shares of common stock issuable upon conversion of the outstanding convertible debentures may increase if the market price of our stock declines. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

Our common stock is subject to "penny stock" rules.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

         o that a broker or dealer approve a person's account for transactions in penny stocks; and

         o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

         o obtain financial information and investment experience objectives of the person; and

         o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

         o sets forth the basis on which the broker or dealer made the suitability determination; and

         o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the sale of our common stock will go to the selling stockholder. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 7,500,000 shares from us at an exercise price of $1.00 per share. If all warrants held by the selling stockholders are exercised, we will receive $7.5 million in proceeds.

         We anticipate that any proceeds from the exercise of warrants by the selling stockholders will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of our indebtedness. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                          SECURITIES PURCHASE AGREEMENT

         To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement with the selling stockholder in December 2003 for the sale of (i) a $500,000 convertible debenture and (ii) a warrant to buy up to 7,500,000 shares of our common stock. We have received $250,000 and will receive an additional $250,000 upon this prospectus being declared effective by the Securities and Exchange Commission.

Convertible Debenture

         In December 2003, we signed a Securities Purchase Agreement with La Jolla Cove Investors, Inc. for the sale of a $500,000 8% convertible debenture and a warrant to purchase up 7,500,000 shares of our common stock. The debenture bears interest at 8%, matures in two years from the date of issuance, and is convertible into our common stock. The number of common shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by sixteen, minus the product of the conversion price, multiplied by fifteen times the dollar amount of the debenture being converted, divided by the conversion price. The conversion price is equal to the lesser of
(i) $0.20; or (ii) 80% of the average of the five lowest volume weighted average price days during the 20 trading days before but not including the conversion date. The full principal amount of the convertible debentures are due upon default under the terms of convertible debentures. The warrant must be exercised concurrently with a conversion of the debenture for that number of shares of common stock equal to 15 times the dollar amount of the debenture being converted on that conversion date. The exercise price of the warrant is $1.00 per share.

         We are obligated to file this Registration Statement under the Securities Act of 1933 to register the underlying conversion shares within 30 days of closing and have said Registration Statement effective no later than 90 days after closing, subject to certain extension provisions.

         La Jolla Cove Investors, Inc. has contractually committed to convert at least 5.0% of the original face value of the debenture monthly, beginning the month after the effective date of the Registration Statement. In addition, in conjunction with each debenture conversion, La Jolla is required to exercise warrants and purchase shares of common stock equal to fifteen (15) times the dollar amount of the debenture being converted.

         La Jolla has further contractually agreed to restrict its ability to convert the debenture or exercise its warrants and receive shares of our common stock such that the number of shares held by La Jolla and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

         In the event an election to convert is made and the volume weighted average price of our common stock is below $0.025 per share, in lieu of permitting the conversion and issuing our common stock, we have the right to prepay any portion of the outstanding Debenture that was elected to be converted, plus any accrued and unpaid interest, at 110.0%.

         La Jolla may demand repayment of the debenture within 3 business days of such demand, at 125.0% of the face amount outstanding, plus all accrued and unpaid interest, in cash at any time prior to the date that underlying Registration Statement under the Securities Act of 1933 has not been declared effective by the U. S. Securities and Exchange Commission, if such delay in effectiveness results from our failure diligently to pursue the Registration Statement to effectiveness. If the repayment is accelerated, we are also obligated to issue to La Jolla 50,000 shares of common stock for each 30 day period, or portion thereof, during which the face amount, including interest thereon, remains unpaid with the payment to increase to 65,000 for each 30 day period the balance remains unpaid after the initial 90 day period.

         The conversion price of the debentures and the exercise price of the warrants may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder's position.

         A complete copy of the Securities Purchase Agreement and related documents was filed with the SEC as exhibits to our Form S-2 relating to this prospectus.

Sample Debenture Conversion Calculation

         The number of common shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by sixteen, minus the product of the conversion price, multiplied by fifteen times the dollar amount of the debenture being converted, divided by the conversion price. The conversion price is equal to the lesser of (i) $0.20; or (ii) 80% of the average of the five lowest volume weighted average price days during the 20 trading days before but not including the conversion date. For example, assuming conversion of a $500,000 debenture on December 12, 2003, a conversion price of $0.0272 per share, the number of shares issuable upon conversion would be:

[($500,000 x 16) - ($0.272 x (15 x $500,000))]/$0.0272 = 286,617,647 shares of common stock

Sample Warrant Exercise Calculation

         The warrant holder is obligated to exercise the warrant concurrently with the conversion of the debenture for a number of shares equal to fifteen times the dollar amount of the debenture being converted. Based on the above Sample Debenture Conversion Calculation, the selling stockholder converted $500,000 of the debenture. Accordingly, the selling stockholder is obligated to exercise the warrant into the following number of common shares for an aggregate exercise price equal to $7,500,000:

         $500,000 x 15 = 7,500,000 shares of common stock

                               SELLING STOCKHOLDER

         The table below sets forth information concerning the resale of the shares of common stock by the selling stockholder. We will not receive any proceeds from the resale of the common stock by the selling stockholder. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholder, the selling stockholder will not continue to own any shares of our common stock.

         The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

------------------ ------------------ ------------- -------------- ------------ --------------- ------------  --------------
                                          Total
                    Total Shares of    Percentage                                                              Percentage
                     Common Stock      of Common      Shares of                                  Beneficial    of Common
                     Issuable Upon       Stock,     Common Stock     Beneficial Percentage of    Ownership    Stock Owned
                     Conversion of      Assuming     Included in     Ownership   Common Stock    After the        After
                      Debentures          Full       Prospectus     Before the   Owned Before     Offering      Offering
        Name        and/or Warrants    Conversion        (1)         Offering      Offering         (4)            (4)
------------------ ------------------ ------------- -------------- ------------ --------------- ------------  --------------
                                                        Up to
                                                    580,735,2942
La Jolla Cove (2)    294,117,647(3)       36.10%      shares of       27,342,002      4.99%             --              --
                                                     common stock
------------------ ------------------ ------------- -------------- ------------ --------------- ------------  --------------


         The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Includes 200% of the shares issuable upon conversion of the convertible debentures and shares issuable upon exercise of warrants, based on current market prices. Because the number of shares of common stock issuable upon conversion of the convertible note is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However the selling stockholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(2) The selling stockholder is an unaffiliated third party that does not hold any short positions in our securities. In accordance with rule 13d-3 under the securities exchange act of 1934, Norman Lizt may be deemed a control person of the shares owned by such entities.

(3) Includes i) 286,617,647 shares underlying our $500,000 convertible debenture and ii) 7,500,000 shares of common stock underlying warrants issued to La Jolla Cove in December 2003.

(4) Assumes that all securities registered will be sold.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock on behalf of the selling stockholder. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholder.

         Sales or dispositions of shares of common stock may be effected from time to time in public or private transactions permitted by the Securities Act, including block transactions, on the Over the Counter Bulletin Board or any other national securities exchange or quotations service listing or quoting the common stock at the time of sale, in transactions other than on these exchanges or systems, in the over the counter market, in negotiated transactions or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices.

         We have no knowledge of the existence or the terms of any agreements, understandings or arrangements entered into by the selling stockholders with underwriters or broker-dealers regarding the sale of their shares of stock. The selling stockholders may effect transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

         In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

         The selling stockholder and any broker-dealers that act in connection with he sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         In addition, any securities covered by this prospectus that qualify for re-sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

         The selling stockholder will be subject to prospectus delivery requirements under the Securities Act. In the event of a "distribution" of shares by a selling stockholder, such selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         Our authorized capital stock consists of 1,500,000,000 shares of Common Stock, $.001 par value and 10,000,000 shares of Preferred Stock, $.001 par value.

         The following is a description of the material terms of our common stock.

Common Stock

         The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

         Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

Transfer Agent

         Standard Registrar and Transfer has been appointed the transfer agent of our common stock and preferred stock.

                                  LEGAL MATTERS

         The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 incorporated in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Kingery, Crouse & Hohl, P.A. independent public accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                              CHANGE IN ACCOUNTANTS

         On September 19, 2003, we dismissed Kingery, Crouse & Hohl as our independent public accountants and appointed Pender Newkirk & Company as our new independent public accountants. The decision to dismiss Kingery, Crouse & Hohl and to retain Pender Newkirk & Company was approved by our board of directors on September 19, 2003.

         Kingery, Crouse & Hohl's reports on our consolidated financial statements for each of the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of Kingery, Crouse & Hohl on the financial statements of our fiscal year ended December 31, 2002 contains an expression of substantial doubt regarding our ability to continue as a going concern.

         During our two most recent fiscal years and subsequent period, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

         We have provided Kingery, Crouse & Hohl with a copy of the foregoing disclosures and have requested that Kingery, Crouse & Hohl review such disclosures and provide a letter addressed to the Securities and Exchange Commission as specified by Item 304(a)(3) of Regulation S-B. Such letter is filed as Exhibit 16 to our Amendment to our Form 8-K.

         During the fiscal years ended December 31, 2002 and 2001, and the subsequent interim period through September 19, 2003, we did not consult with Pender Newkirk & Company regarding any of the matters or events set forth in
Item 304(a)(2)(i) and (ii) of Regulation S-B.



                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distributions.

SEC registration fee...................................       $2,114.17
Legal fees and expenses................................       30,000.00
Total..................................................      $32,114.17

Item 15. Indemnification of Directors and Officers.

         The Company's Articles of Incorporation eliminate liability of its directors and officers for breaches of fiduciary duties as directors and officers, except to the extent otherwise required by the Utah Revised Statutes and except where the breach involves intentional misconduct, fraud or a knowing violation of the law.


Item 16. Exhibits.

         The exhibits filed as part of this Registration Statement are as follows:

Exhibit
Number          Description
--------------------------------------------------------------------------------
3.1             Articles of Incorporation

3.2             Bylaws

5.1             Opinion of Counsel

10.1            Plan of Merger

10.2            Articles of Merger

10.3            Articles of Amendment to Articles of Incorporation

10.4            Supply & License Agreement

10.5 Agreement & Plan of exchange between Catalyst Communications, Inc. and DNAPrint Genomics, Inc. and Shareholders.

10.6 Equipment Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.

10.7 Purchase Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.

10.8 Employment Agreement dated may 8, 2001 between Tony Frudakis and the Company.

10.9 Lease Agreement dated October 15, 2001 between Pacific Atlantic Corporation and the Company.

10.10 Option Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.

10.11 Equipment Lease Agreement dated May 18, 2001 between Orchid Biosciences, Inc. and the Company.

10.12 Funding and Stock Subscription Agreement dated June 8, 2001 between Tampa Bay Financial, Inc. and the Company.

10.13 Consulting and Marketing License Agreement between the Company and Mark Neuhaus.

10.14 Agreement dated February 22, 2002, among the Company, Tampa Bay Financial, Inc., Carl Smith, Mathew Veal, and the Company.

10.15 Contract Genotyping Agreement dated January 15, 2002 between the Company and GenoMed LLC.

10.16 Funding Agreement dated February 22, 2002 among the Company Tony Frudakis, George Frudakis, Carl Smith Iii, and Richard Craig Hall.

10.17 Performance Stock Agreement dated November 30, 2001 between the Company and Tony Frudakis.

10.18 Consulting Agreement dated February 24, 2002 between the Company and Jack Luchese.

10.19 Stock Purchase Option dated February 25, 2002 between the Company and Jack Luchese.

10.20 Consulting Agreement dated June 12, 2002 between Mark Shriver and the Company.

10.21 Letter of Commitment between Mark Shriver and the Company's Scientific Advisory Board.

10.22           Agreement between Startup Florida and the Company.

10.23 Service Agreement dated April 15, 2002 between Altura LLC and the Company.

10.24           License Agreement between Penn State Research Foundation and the
                Company.

10.25           Private Placement Agreement between John Oskarep and the
                Company.

10.26 Consulting Agreement dated May 17, 2002 between Genbiomics LLC and the Company.

10.27 Amendment to Consulting Agreement between Genbiomics LLC and the Company dated May 31, 2002.

10.28           Amendment to Consulting Agreement between Mark Shriver and the
                Company.

10.29           Funding Agreement between Tony Frudakis, George Frudakis and the
                Company.

10.29           Securities Purchase Agreement with La Jolla

10.29           Registration Rights Agreement with La Jolla

10.29           Convertible Debenture with La Jolla

10.29           Warrant with La Jolla

10.29           Letter Agreements with La Jolla

21              List of Subsidiaries.

23              Consent of Accountants


Item 17. Undertakings

(a)      The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

         2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, DNAPrint genomics, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sarasota, State of Florida, on the 15th day of December, 2003.



                                DNAPRINT GENOMICS, INC.


                                By: /s/ Richard Gabriel
                                    --------------------------------------------
                                    Name: Richard Gabriel
                                    Title: President and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Richard Gabriel or Monica Tamborini his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

             Signature                                 Title                          Date
             ---------                                 -----                          ----
By: /s/ Richard Gabriel                   President, Chief Executive Officer
---------------------------------------    and Director (Principal Executive    December 15, 2003
            Richard Gabriel                            Officer)



By: /s/ Monica Tamborini                   Chief Financial Officer and Chief
    -----------------------------            Operating Officer (Principal       December 15, 2003
    Monica Tamborini                         Financial Accounting Officer)


By: /s/ Tony Frudaki
    ----------------------------          Chief Scientific Officer, Secretary   December 15, 2003
    Tony Frudakis                                    and Director


By: /s/ Hector Gomez M.D.
    ----------------------------          Chief Medical Officer and Director    December 15, 2003
    Hector Gomez M.D.